UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

POSEIDA THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

73730P108
(CUSIP Number)

Astellas US LLC
2375 Waterview Drive
Northbrook, IL 60062
Attention: President
800-888-7704

With a copy to:
Astellas US LLC
2375 Waterview Drive
Northbrook, IL 60062
Attention: General Counsel
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

August 4, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73730P108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Astellas Pharma Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,333,333(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,333,333(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,333,333(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

1
Represents shares of the Issuer’s common stock directly held by Astellas US LLC, a wholly owned direct subsidiary of Astellas US Holding, Inc., which is in turn a wholly owned direct subsidiary of Astellas Pharma Inc. Astellas Pharma Inc., Astellas US Holding, Inc. and Astellas US LLC may each be deemed to have shared voting and dispositive power over all of the shares.

2
Based upon the sum of (i) 86,916,199 shares of the Issuer’s common stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2023 and (ii) an additional 8,333,333 shares of the Issuer’s common stock outstanding following the closing of the private placement pursuant to that certain Securities Purchase Agreement, dated as of August 4, 2023, by and between the Issuer and Astellas US LLC, attached hereto as Exhibit 3 (the “Securities Purchase Agreement”).

CUSIP No. 73730P108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Astellas US Holding, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,333,333(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,333,333(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,333,333(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

1
Represents shares of the Issuer’s common stock directly held by Astellas US LLC, a wholly owned direct subsidiary of Astellas US Holding, Inc., which is in turn a wholly owned direct subsidiary of Astellas Pharma Inc. Astellas Pharma Inc., Astellas US Holding, Inc. and Astellas US LLC may each be deemed to have shared voting and dispositive power over all of the shares.

2
Based upon the sum of (i) 86,916,199 shares of the Issuer’s common stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2023 and (ii) an additional 8,333,333 shares of the Issuer’s common stock outstanding following the closing of the private placement pursuant to the Securities Purchase Agreement.

CUSIP No. 73730P108	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Astellas US LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,333,333(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,333,333(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,333,333(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

1
Represents shares of the Issuer’s common stock directly held by Astellas US LLC, a wholly owned direct subsidiary of Astellas US Holding, Inc., which is in turn a wholly owned direct subsidiary of Astellas Pharma Inc. Astellas Pharma Inc., Astellas US Holding, Inc. and Astellas US LLC may each be deemed to have shared voting and dispositive power over all of the shares.

2
Based upon the sum of (i) 86,916,199 shares of the Issuer’s common stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2023 and (ii) an additional 8,333,333 shares of the Issuer’s common stock outstanding following the closing of the private placement pursuant to the Securities Purchase Agreement.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share, of Poseida Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9390 Towne Centre Drive, Suite 200, San Diego, California 92121.

Item 2.  Identity and Background

This Statement is being filed on behalf of each of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Astellas Pharma Inc., a company incorporated under the laws of Japan (“Astellas”), with its principal business address at 2-5-1, Nihonbashi-Honcho, Chuo-Ku, Tokyo 103-8411, Japan;
(ii)	Astellas US Holding, Inc., a company incorporated under the laws of Delaware (“Astellas Holding”), with its principal business address at 2375 Waterview Drive, Northbrook, IL 60062; and
(iii)	Astellas US LLC, a company formed under the laws of Delaware (“Astellas US”), with its principal business address at 2375 Waterview Drive, Northbrook, IL 60062.

The Reporting Persons are part of a pharmaceutical business operating in more than 70 countries around the world. The business is promoting the Focus Area Approach that is designed to identify opportunities for the continuous creation of new drugs to address diseases with high unmet medical needs by focusing on Biology and Modality.

The directors and executive officers of each Reporting Person are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(a) name;

(b) business address;

(c) position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(f) citizenship.

(d) - (e) During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This information set forth in Item 6 of this Statement is incorporated by reference in its entirety into this Item 3. Capitalized terms used but not defined in this Item 3 or the preceding Items of this Statement are defined in Item 6.

On August 4, 2023, the Issuer and Astellas US entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which, among other things, the Issuer agreed to issue and sell to Astellas US in a private placement an aggregate of 8,333,333 shares of common stock of the Issuer, for an aggregate purchase price of approximately $25.0 million. On August 7, 2023, Astellas US paid such purchase price to the Issuer and the Issuer delivered to Astellas US such shares of the Issuer’s common stock and the transaction contemplated by the Securities Purchase Agreement closed.

Also on August 4, 2023, the Issuer and Astellas US entered into a Strategic Rights Letter Agreement, attached hereto as Exhibit 5 (the “Strategic Rights Letter”). Pursuant to the Strategic Rights Letter, as partial consideration for the rights afforded to Astellas US thereunder, Astellas US agreed to pay the Issuer a one-time payment in the amount of $25.0 million (the “Upfront Payment”). In connection with a Change in Control transaction (as defined in the Strategic Rights Letter) or Program Transaction between the Issuer and Astellas, some, all or none of the Upfront Payment may be offset against payments owed by Astellas to the Company or its controlled affiliates, dependent on certain factors set forth in the Strategic Rights Letter. A “Program Transaction” is an exclusive or co-exclusive license or co-promote or co-marketing arrangement or granting of commercial rights to sell, promote or market one or more products of the Program for any indication in the world.

The shares of the Issuer purchased by the Reporting Persons were purchased using general working capital and cash on hand.

CUSIP No. 73730P108	SCHEDULE 13D

Item 4. Purpose of Transaction

This information set forth in Item 6 of this Statement is incorporated by reference in its entirety into this Item 4. Capitalized terms used but not defined in this Item 4 or the preceding Items of this Statement are defined in Item 6.

As discussed in more detail in Item 6 of this Statement, the Strategic Rights Letter affords Astellas US certain Board Observer Rights, Exclusivity Rights and Strategic Transaction Rights, which include certain rights of first offer and rights of first refusal and negotiation with respect to a Program Transaction, as well as certain notice rights in connection with a potential Change in Control transaction. At present, the Reporting Persons intend to monitor the desirability of exercising, and potentially exercise such rights.

The acquisition by the Reporting Persons of the Issuer’s securities as described herein was effected pursuant to the Securities Purchase Agreement. The Reporting Persons acquired their securities in furtherance of the purpose of the Strategic Rights Letter, including the Board Observer Rights, Exclusivity Rights and Strategic Transaction Rights.

Subject to the Lock-up and the Standstill Agreement (each as further described in Item 6 below), the Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Issuer’s common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s common stock as they deem appropriate, including, without limitation: purchasing additional shares of the Issuer’s common stock; selling shares of the Issuer’s common stock (including in registered offerings pursuant to the Registration Rights Agreement); or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to compliance with the agreements described in Item 6 of this Statement, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position or change their purpose or develop such plans.

Item 5.	Interest in Securities of the Issuer

(a) - (b):

Number of shares of the Issuer’s common stock beneficially owned:

Astellas	8,333,333 shares
Astellas Holding	8,333,333 shares
Astellas US	8,333,333 shares

Percent of class:

Astellas	8.7%
Astellas Holding	8.7%
Astellas US	8.7%

The percentage ownership was calculated based upon the sum of (i) 86,916,199 shares of the Issuer’s common stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2023 and (ii) an additional 8,333,333 shares of the Issuer’s common stock outstanding following the closing of the private placement pursuant to the Securities Purchase Agreement.

Number of shares of the Issuer’s common stock as to which such person has:

(i)	Sole power to vote or to direct the vote:

Astellas	0 shares
Astellas Holding	0 shares
Astellas US	0 shares

(ii)	Shared power to vote or to direct the vote:

Astellas	8,333,333 shares
Astellas Holding	8,333,333 shares
Astellas US	8,333,333 shares

(iii)	Sole power to dispose or to direct the disposition of:

Astellas	0 shares
Astellas Holding	0 shares
Astellas US	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Astellas	8,333,333 shares
Astellas Holding	8,333,333 shares
Astellas US	8,333,333 shares

To the knowledge of the Reporting Persons, none of the individuals listed on Schedule I beneficially owns any of the Issuer’s common stock.

(c) Except as reported in this Statement, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Issuer’s common stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is incorporated by reference into this Item 6. Capitalized terms used but not defined in this Item 6 are defined in Item 3.

Securities Purchase Agreement

On August 4, 2023, the Issuer and Astellas US entered into the Securities Purchase Agreement, pursuant to which the Issuer agreed to issue and sell to Astellas US in a private placement an aggregate of 8,333,333 shares of common stock of the Issuer (the “Shares”), for aggregate gross proceeds of approximately $25.0 million. The transaction closed on August 7, 2023 (the “Closing Date”). The Securities Purchase Agreement contains customary representations, warranties and agreements by the Issuer, customary representations, warranties and agreements by the Astellas US, customary conditions to closing, indemnification obligations of the Issuer and other obligations of the parties.

Pursuant to the Securities Purchase Agreement, the Reporting Persons may not, without the prior written consent of the Issuer, during the period commencing on the Closing Date and ending on the date that is 180 days after the Closing Date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s common stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of the Issuer’s common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Issuer’s common stock or other securities, in cash or otherwise (the “Lock-up”). The Lock-up is subject to certain limited exceptions, including the ability to transfer shares to affiliates of Astellas US and certain related persons; provided the transferee agrees to be bound by such restrictions.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 3 and incorporated into this Item 6 by reference.

Registration Rights Agreement

On August 4, 2023, the Issuer and Astellas US entered into a registration rights agreement, attached hereto as Exhibit 4 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register the resale of the Shares. Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the Shares no later than April 13, 2024. The Issuer has agreed to use reasonable best efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof but in any event on or prior to the Effectiveness Deadline (as defined in the Registration Rights Agreement), and to keep such registration statement continuously effective until the earlier of (i) the date the Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction, or (ii) the date that is three (3) years following the Closing Date. The Issuer has also agreed, among other things, to pay all reasonable fees and expenses (excluding any underwriters’ discounts and commissions and all fees and expenses of legal counsel, accountants and other advisors for Astellas US except as specifically provided in the Registration Rights Agreement) incident to the performance of or compliance with the Registration Rights Agreement by the Issuer.

The Issuer and Astellas US granted each other customary indemnification rights in connection with the registration statement. The Issuer made additional customary covenants, including with respect to “piggyback” registrations, cooperating in underwritten offerings of the Shares and taking steps to allow the Shares to be resold pursuant to Rule 144 under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 4 and incorporated into this Item 6 by reference.

Strategic Rights Letter Agreement

On August 4, 2023, the Issuer and Astellas US entered into the Strategic Rights Letter. Pursuant to the Strategic Rights Letter, the Issuer granted Astellas US the right to designate a representative, reasonably acceptable to the Issuer, to attend meetings and receive related materials provided thereto of the Issuer’s board of directors (the “Board”), any committee of the Board, and the Issuer’s scientific advisory board, subject to certain customary exceptions. The rights described in this sub-section are referred to in this Statement as the “Board Observer Rights.”

During the period beginning on the Closing Date and ending on the 12-month anniversary of the Closing Date (the “Exclusivity Period”), the Issuer has agreed not to (i) solicit, knowingly encourage, negotiate or otherwise enter into bona fide discussions about a Program Transaction with any third party, (ii) provide access to any confidential information of the Issuer relating to P-MUC1C-ALLO1, the Issuer’s fully allogeneic CAR-T product candidate for multiple solid tumor indications (the “Program”), for purposes of knowingly facilitating a Program Transaction, or (iii) enter into any letter of intent, contract or other commitment for a Program Transaction. The rights described in this sub-section are referred to in this Statement as the “Exclusivity Rights.”

Further, pursuant to the Strategic Rights Letter, the Issuer has agreed to provide notice to Astellas US (i) if the Issuer receives a bona fide proposal for a Change in Control (as defined in the Strategic Rights Letter) transaction from a third party, unless such proposal is rejected by the Board, or (ii) of the commencement of a process approved by the Board for a Change in Control, (iii) if the Issuer receives a bona fide proposal for a Program Transaction from a third party unless the proposal is rejected by the Board (a “Program Transaction Proposal”) or, (iv) following the Exclusivity Period, the commencement of substantive discussions for a Program Transaction with a third party in connection with a process approved by the Board for a Program Transaction (a “Program Process”). In connection with a notice related to (x) a Program Transaction Proposal, Astellas shall have a right of first refusal to provide a competing proposal that is in aggregate more favorable to the Issuer than the Program Transaction Proposal, and thereby have a right to negotiate exclusively a possible Program Transaction for a specified period and (y) a Program Process, Astellas US shall have a right of first offer to negotiate a Program Transaction for a specified period before the Issuer engages with any third party in meaningful substantive discussions, in each case, in accordance with the procedures and subject to the conditions set forth in the Strategic Rights Letter. The rights described in this sub-section are referred to in this Statement as the “Strategic Transaction Rights.”

This Strategic Rights Letter shall terminate upon the earliest to occur of (i) the 18-month anniversary of the Closing Date, (ii) such time that Astellas US owns fewer than 8,000,000 shares of the Issuer’s common stock (subject to adjustment for any stock splits, stock dividends or recapitalizations) and (iii) the consummation of a Change in Control.

The foregoing description of the Strategic Rights Letter does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 5 and incorporated into this Item 6 by reference.

Standstill Agreement

In connection with the private placement and the transactions contemplated by the Strategic Rights Letter, Astellas US also entered into a standstill agreement with the Issuer (the “Standstill Agreement”) pursuant to which, for a period of 18 months from August 4, 2023, Astellas US will not (subject to certain exceptions):

(a)

make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any securities of the Issuer or any securities (including derivatives thereof) of any subsidiary or other affiliate of the Issuer other than the securities to be acquired from the Issuer pursuant to the Securities Purchase Agreement, (ii) any acquisition of any assets of the Issuer or any assets of any subsidiary, division or other affiliate of the Issuer, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Issuer or any subsidiary or other controlled affiliate of the Issuer or involving any securities or assets of the Issuer or any securities or assets of any subsidiary, division or other affiliate of the Issuer (iv) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the Securities and Exchange Commission) or consents with respect to any securities of the Issuer;

(b)

form, join or participate in a “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with respect to the beneficial ownership of any securities of the Issuer or any subsidiary or division of the Issuer;

(c)	act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Issuer;
(d)	take any action that might require the Issuer to make a public announcement regarding any of the types of matters set forth in clause “(a)” above;
(e)	agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clause “(a)”, “(b)”, “(c)” or “(d)” above;
(f)	assist, induce or encourage any other person to take any action of the type referred to in clause “(a)”, “(b)”, “(c)”, “(d)” or “(e)” above;
(g)	enter into any discussion, negotiation, arrangement or agreement with any other person relating to any of the foregoing; or
(h)

request or propose (either directly or indirectly) that the Issuer or any of the Issuer’s Representatives amend, waive or consider the amendment or waiver of any provision set forth in the Standstill Agreement.

The foregoing description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 6 and incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Power of Attorney (Astellas Pharma Inc.) (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Audentes Therapeutics Inc., SEC File No. 005-91724, filed October 31, 2022).

Exhibit 2	Joint Filing Agreement among Astellas Pharma Inc., Astellas US Holding, Inc. and Astellas US LLC

Exhibit 3
Securities Purchase Agreement between the Issuer and Astellas US LLC, dated August 4, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, SEC File No. 001-39376, filed August 7, 2023).

Exhibit 4
Registration Rights Agreement between the Issuer and Astellas US LLC, dated August 4, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, SEC File No. 001-39376, filed August 7, 2023).

Exhibit 5
Strategic Rights Letter Agreement between the Issuer and Astellas US LLC, dated August 4, 2023 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, SEC File No . 001-39376, filed August 7, 2023).

Exhibit 6	Standstill Agreement between the Issuer and Astellas US LLC, dated August 4, 2023.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dates as of August 14, 2023

ASTELLAS PHARMA INC.

By:	/s/ Chad Diehl
Name:	Chad Diehl
Title:	Attorney-in-Fact

ASTELLAS US HOLDING, INC.

By:	/s/ Nahrin Marino
Name:	Nahrin Marino
Title:	Corporate Secretary

ASTELLAS US LLC

By:	/s/ Nahrin Marino
Name:	Nahrin Marino
Title:	Corporate Secretary

Schedule I

Astellas Pharma Inc.

The name and present principal occupation of each of the executive officers and directors of Astellas Pharma Inc. are set forth below. Unless otherwise noted, each of these persons has as their business address 2-5-1, Nihonbashi-Honcho, Chuo-Ku, Tokyo 103-8411, Japan.

Name	Position within Astellas Pharma Inc.	Principal Occupation and, if not employed by Astellas Pharma Inc., Name, Principal Business and Address of Employer	Citizenship
Kenji Yasukawa	Representative Director, Chairman of the Board	Company Director	Japan
Naoki Okamura	Representative Director, President and CEO	President and CEO, concurrently holds the position of Chief Financial Officer (CFO)	Japan
Katsuyoshi Sugita	Representative Director, Executive Vice President	Chief People Officer and Chief Ethics & Compliance Officer (CPO & CECO)	Japan
Takashi Tanaka	Outside Director	Chairman and Executive Director KDDI Corporation 3-10-10, Iidabashi, Chiyoda-ku, Tokyo 102-8460 Japan	Japan
Eriko Sakurai	Outside Director	Company Director	Japan
Masahiro Miyazaki	Outside Director	Company Director	Japan
Yoichi Ohno	Outside Director	Visiting Professor, Social Medicine, Research Administration Center and Medical Education Center, Saitama Medical University	Japan
Toru Yoshimitsu	Director, Audit & Supervisory Committee Member	Audit & Supervisory Committee	Japan
Raita Takahashi	Outside Director, Audit & Supervisory Committee Member	Certified Public Accountant Takahashi Raita CPA office Gionnosucho 5 kagoshima Japan	Japan
Mika Nakayama	Outside Director, Audit & Supervisory Committee Member	Company Director	Japan
Rie Akiyama	Outside Director, Audit & Supervisory Committee Member	Baba & Sawada Law Office	Japan
Claus Zieler	Chief Commercial Officer		Germany
Yoshitsugu Shitaka, Ph.D.	Chief Scientific Officer		Japan
Catherine Levitt	General Counsel	General Counsel, Astellas US LLC, 2375 Waterview Drive Northbrook, IL 60062	US
Hideki Shima	Chief Manufacturing Officer		Japan
Tadaaki Taniguchi, M.D., Ph.D.	Chief Medical Officer	Chief Medical Officer Astellas Pharma Global Development, Inc. 2375 Waterview Drive Northbrook, IL 60062	Japan
Adam Pearson	Chief Strategy Officer		UK

Astellas US Holding, Inc.

The name and present principal occupation of each of the executive officers and directors of Astellas US Holding, Inc. are set forth below. Unless otherwise noted, each of these persons has as their business address 2375 Waterview Drive, Northbrook, IL 60062.

Name	Position within Astellas US Holding Inc.	Principal Occupation and, if not employed by Astellas US Holding Inc., Name, Principal Business and Address of Employer	Citizenship
Mark Reisenauer	Director, President	President Astellas US Holding, Inc. 2375 Waterview Drive Northbrook, IL 60062	US
Marloes Schaddelee	Director	Head of Governance, Risk and Strategy Operations Astellas B. V. Sylviusweg 62, 2333 BE Leiden, Netherlands	The Netherlands
Frank Hudson	Director	Senior Vice President, Head of Corporate Finance and Control Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	US
Karissa Marcello	Treasurer	Executive Director, Commercial Finance U.S. Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	US
Nahrin Marino	Secretary	SVP, Legal Head of Commercial, Regulatory and Privacy Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	US
Molly McCoy	Assistant Secretary	Executive Director, Legal Commercial Lead US Astellas US LLC 2375 Waterview Drive Northbrook, IL 60062	US

Astellas US LLC

The name and present principal occupation of each of the executive officers and directors of Astellas US LLC are set forth below. Unless otherwise noted, each of these persons has as their business address 2375 Waterview Drive, Northbrook, IL 60062.

Name	Position within Astellas US LLC	Principal Occupation and, if not employed by Astellas US LLC Name, Principal Business and Address of Employer	Citizenship
Mark Reisenauer	Director, President	President	US
Marloes Schaddelee	Director	Head of Governance, Risk and Strategy Operations Astellas B. V. Sylviusweg 62, 2333 BE Leiden, Netherlands	The Netherlands
Karissa Marcello	Treasurer	Executive Director, Commercial Finance U.S.	US
Nahrin Marino	Secretary	SVP, Legal Head of Commercial, Regulatory and Privacy	US
Molly McCoy	Assistant Secretary	Executive Director, Legal Commercial Lead US	US